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January 15, 1999

RE:  EXTENSION OF WARRANT EXPIRATION DATE

Dear Warrant Holder:

In January 1996 you participated in a private offering conducted by the then "Food Extrusion, Inc., a Nevada corporation" (the Company") in which you purchased Units, consisting of shares of the Company's common stock and warrants to purchase the Company's common stock (the "Warrant"). Pursuant to the terms of the Warrant, the Warrant expires on February 9, 1999. The Company would like to extend this expiration date to February 9, 2000. This will give the warrant holders a longer opportunity in which to exercise the warrants, to benefit from the future growth of the Company and to thank the warrant holders for investing in the Company and continuing to believe in our mission and goals.

As you know, in May 1998 the Company reincorporated into Delaware and changed its name to The RiceX-TM- Company. Since then, the Company has undergone many changes. Earlier this year, the company registered its common stock under the Securities Exchange Act of 1934 and a management change took place last month.

Despite many troublesome events in 1998, we are optimistic about the future prospects of the Company and are working toward a successful 1999. By extending the expiration date of your warrants, we hope that you too will be able to enjoy any growth in the future and will continue to support the Company's efforts.

In connection with amending the Warrant to extend the date, please sign where indicated below and return the signature to me by mail or facsimile at (916) 933-3232.

Please do not hesitate to call me with any questions.

Very truly yours,                            Acknowledged and Agreed:

/s/Daniel L. McPeak, Sr.
----------------------------
Daniel L. McPeak, Sr.                        ---------------------------
Chief Executive Officer                      Name:
And Chairman of the Board



                1241 Hawk's Flight Court - El Dorado Hills, CA 95762
                      - Tel: 916.933.3000 - Fax: 916.933.3232